UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

201 South Biscayne Boulevard, Suite 2210

Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

This report on Form 6-K is being furnished for the sole purpose of providing copies of various consents, undertakings and non-issuer forms of submission to jurisdiction and appointment of agent for service of process filed on Sedar+ on May 13, 2026 by Collective Mining Ltd. in connection with the filing of its Final Short Form Base Shelf Prospectus.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Consent of Stewart D. Redwood dated May 12, 2026.
99.2	Consent of BDO Canada dated May 12, 2026.
99.3	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (A. Mehra).
99.4	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (A. Sussman).
99.5	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (N. Jalil).
99.6	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (M. Constanza Garcia Botero).
99.7	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (A. Orozco Gomez).
99.8	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (J. Bertisen).
99.9	Undertaking Section 4.1 of National Instrument 44-101.
99.10	Undertaking Section 4.1 of National Instrument 44. 102.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.

Date: May 13, 2026	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary

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